0-27350

P.E. 2-28-02

02026412

FORM 6-K

SECURITIES EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 of 15d-16 of

The Securities Exchange Act of 1934

For the month of February, 2002.

MANHATTAN MINERALS CORP.
(Registrant's Name)

350 – 885 Dunsmuir Street, Vancouver, BC V6C 1N5
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X Form 40-F ________

[Indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ________ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____]

P

FORM 55-102F6
INSIDER REPORT
(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Manhattan Minerals Corp

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 07 01 02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☐ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Allan

GIVEN NAMES: Richard D.

NO.: 1226 STREET: Dupont Place APT:

CITY: Coquitlam

PROV.: BC POSTAL CODE: V3B6X9

BUSINESS TELEPHONE NUMBER: 604 - 669 - 3397

BUSINESS FAX NUMBER: 604 - 669 - 3357

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☑ ONTARIO
☐ BRITISH COLUMBIA ☐ QUÉBEC
☑ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Options	230,000									230,000	0	
Common Shares	14,545	11	02	02	10		7,000	1.10		7,545	0	
" "	7,545	12	02	02	10		7,545	1.25		n.c.	0	

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): Richard D. Allan

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 05 03 02

INSTRUCTIONS

Insider Reports in English and French are available from Manitoba, Ontario and Québec. *If you are a corporate insider in the province of Québec, you will receive correspondence in French.* Individuals in the province of Québec will receive, upon request, correspondence in English.

Where an insider of a reporting issuer does not own or have control or direction over securities of the reporting issuer, or where an insider's ownership or direction or control over securities of the reporting issuer remains unchanged from the last report filed, a report is not required. Insider reports are not required to be filed in New Brunswick, the Northwest Territories, Nunavut, Prince Edward Island or the Yukon.

If you have any questions about the form you should be using to file your report, see National Instrument 55-102 *System for Electronic Disclosure by Insiders (SEDI).*

BOX 1 Name of the reporting issuer
Provide the full legal name of the reporting issuer. Use a separate report for each reporting issuer.

BOX 2 Insider data
Indicate all of your relationship(s) to the reporting issuer using the following codes:

Reporting issuer that has acquired securities issued by itself	1
Subsidiary of the reporting issuer	2
Security holder who beneficially owns or who exercises control or direction over more than 10% of the securities of the reporting issuer (Québec *Securities Act* – 10% of a class of shares) to *which are attached voting rights or an unlimited right to a share* of the profits and to its assets in case of winding up	3
Director of a reporting issuer	4
Senior officer of a reporting issuer	5
Director or senior officer of a security holder referred to in 3	6
Director or senior officer of an insider or subsidiary of the reporting issuer, other than in 4, 5 and 6	7
Deemed insider – 6 months before becoming an insider	8

If you have filed a report before, indicate whether your relationship to the reporting issuer has changed.

Specify the date of the last report you filed, and if it is an initial report, the date on which you became an insider.

BOX 3 Name, address and telephone number of the insider
Provide your name, address and business telephone number.

BOX 4 Jurisdiction
Indicate each jurisdiction where the issuer is a reporting issuer or the equivalent.

BOX 5 Insider holdings and changes
Show direct and indirect holdings separately, both in the initial report and *where a transaction is reported. Indicate only one transaction* per line.

For an initial report complete only:
- (A) designation of class of securities held
- (D) present balance of class of securities held
- (E) nature of ownership (see List of Codes)
- (F) identification of the registered holder where ownership is not direct

If you acquired or disposed of securities while an insider, complete sections (A) to (F):
- (A) *Indicate a designation of the securities traded that is sufficient to* identify the class, including yield, series, maturity.
- (B) Indicate the number of securities, or for debt securities, the aggregate nominal value, of the class held, directly and indirectly, before the transaction that is being reported.
- (C) *Indicate for each transaction:*
  - the date of the transaction (not the settlement date)
  - *the nature of the transaction (see List of Codes)*
  - the number of securities acquired or disposed of, or for debt securities, the aggregate nominal value
  - the unit price paid or received on the day of the transaction, excluding the commission
  - if the report is in United States dollars, check the space under "$ US"

List of Codes

BOX 5 (C) Nature of transaction

General	
Acquisition or disposition in the public market	10
Acquisition or disposition carried out privately	11
Acquisition or disposition under a prospectus	15
Acquisition or disposition under a prospectus exemption	16
Acquisition or disposition pursuant to a take-over bid, merger or acquisition	22
Acquisition or disposition under a purchase/ownership plan	30
Stock dividend	35
Conversion or exchange	36
Stock split or consolidation	37
Redemption/retraction/cancellation/repurchase	38
Short sale	40
Compensation for property	45
Compensation for services	46
Acquisition or disposition by gift	47
Acquisition by inheritance or disposition by bequest	48
Issuer Derivatives	
Grant of options	50
Exercise of options	51
Expiration of options	52
Grant of warrants	53
Exercise of warrants	54
Expiration of warrants	55
Grant of rights	56
Exercise of rights	57
Expiration of rights	58
Third Party Derivatives	
Acquisition or disposition (writing) of third party derivative	70
Exercise of third party derivative	71
Other settlement of third party derivative	72
Expiration of third party derivative	73
Miscellaneous	
Change in the nature of ownership	90
Other	97

(D) Indicate the number of securities, or for debt securities, the aggregate nominal value, of the class held, directly and indirectly, after the transaction that is being reported.

(E) Indicate the nature of ownership, control or direction of the class of securities held using the following codes:

Direct ownership	1
Indirect ownership (identify the registered holder)	2
Control or direction (identify the registered holder)	3

(F) For securities that are indirectly held, or over which control or direction is exercised, identify the registered holder.

BOX 6 Remarks
Add any explanation necessary to make the report clearly understandable.

If space provided for any item is insufficient, additional sheets may be used. Additional sheets must refer to the appropriate Box and must be properly identified and signed.

Office staff are not permitted to alter a report.

BOX 7 Signature and filing
Sign and date the report.

File one copy of the report in each jurisdiction in which the issuer is reporting within the time limits prescribed by the applicable laws of that jurisdiction.

Manually sign the report.

Legibly print or type the name of each individual signing the report.

If the report is filed on behalf of a company, partnership, trust or other entity, legibly print or type the name of that entity after the signature.

If the report is signed on behalf of an individual by an agent, there shall be filed with each jurisdiction in which the report is filed a duly completed power of attorney.

If the report is filed by facsimile in accordance with National Instrument 55-102 *System for Electronic Disclosure by Insiders (SEDI), the report should be sent to the applicable securities regulatory authority at the* fax number set out below.

Alberta Securities Commission
4th Floor, 300 – 5th Avenue S.W.
Calgary, AB T2P 3C4
Attention: Information Officer *
Telephone: (403) 297-6454
Fax: (403) 297-6156

British Columbia Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver BC V7Y 1L2
Attention: Supervisor, Insider Reporting *
Telephone: (604) 899-6500 or
(800) 373-6393 (in BC)
Fax: (604) 899-6550

The Manitoba Securities Commission
1130 – 405 Broadway
Winnipeg, MB R3C 3L6
Attention: Continuous Disclosure *
Telephone: (204) 945-2548
Fax: (204) 945-4508

Securities Commission of Newfoundland
P.O. Box 8700, 2nd Floor West Block
Confederation Building
St. John's, NF A1B 4J6
Attention: Director of Securities *
Telephone: (709) 729-4189
Fax: (709) 729-6187

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street, P.O. Box 458
Halifax, NS B3J 3J9
Attention: FOI Officer *
Telephone: (902) 424-7768
Fax: (902) 424-4625

Ontario Securities Commission
Suite 1903, Box 55, 20 Queen Street West
Toronto, ON M5H 3S8
Attention: FOI Coordinator *
Telephone: (416) 593-8314
Fax: (416) 593-3666

Commission des valeurs mobilières du Québec **
Stock Exchange Tower
P.O. Box 246, 22nd Floor
800 Victoria Square
Montreal, PQ H4Z 1G3
Attention: Responsable de l'accès à l'information *
Telephone: (514) 940-2150 or
(800) 361-5072 (in Québec)
Fax: (514) 873-3120

Saskatchewan Securities Commission
800 – 1920 Broad Street
Regina, SK S4P 3V7
Attention: Director *
Telephone: (306) 787-5645
Fax: (306) 787-5899

* For questions about the collection and use of personal information.
** In Québec questions about the collection and use of personal information may also be addressed to the Commission d'accès à l'information du Québec (1-888-528-7741).

MANHATTAN MINERALS CORP.
NEWS RELEASE

February 14, 2002

Toronto Stock Exchange
Trading Symbol: MAN

MANHATTAN – PROGRESS AT TAMBO GRANDE

Manhattan Minerals is pleased to announce a number of developments relating to its Tambo Grande Project in northern Peru.

- **Government supports completion of Environmental Impact Study and continuing dialogue under legal framework**
- **Environmental Impact Study, Feasibility Study and Community Relations work programs progress**
- **Peruvian Ombudsman continues dialogue with Tambogrande stakeholders**

On February 10, 2002 the Ministry of Energy and Mines published in the official gazette, its resolution to enforce existing laws in Peru that prevents local municipalities from calling referendums on issues which conflict with National laws. Specifically, the Government of Peru has now publicly stated their legal findings that a referendum on mining in the District of Tambo Grande is not legal, and that the Government will enforce the existing laws against such a referendum through the National Prosecutor if necessary.

On February 13, 2002 representatives of the Government in the Ministry of Agriculture and the Ministry of Energy and Mines held a press conference in Piura where they re-affirmed Manhattan's rights to complete the Environmental Impact Study and Feasibility Study. During this press conference, the government also outlined to the people of the region, the Government's proposal to have an independent consultant monitor and review Manhattan's Environmental Impact Study, and the normal process for public consultation. The representatives also stated to the people of the region that a referendum on mining has already been ruled not legal by the Peruvian election authorities.

The Table of Dialogue process that commenced in October 2001, has been ongoing by the Defensoria del Pueblo (Ombudsman). This process has evolved from the multi-party process as was initially formed, into a more appropriate one on one format between the Ombudsman and individual stakeholders. This change in format transpired as there was a wide disparity in the issues for the various stakeholders. The Front of Defense has withdrawn from the Dialogue process, and the stakeholders have agreed that the Ombudsman's work should continue with the participation of stakeholders in the Tambo Grande Project.

Manhattan has progressed with the Environmental Impact Study and Feasibility Study as required by its option agreement with the Peruvian Government. In the past 6 months, the Company has completed the marine biology studies for the Port of Paita, conducted numerous workshops with residents of the District of Tambogrande as part of the social component of the Environmental Impact Study, and we have continued routine baseline monitoring in the region. The Company is progressing now with a detailed characterization of the San Lorenzo Irrigation System, and is completing the transportation corridor socio-economic impact study. Technical studies are also ongoing and include TG-1 resource model review and recalculation, optimization of the mine plan with plant layouts, equipment selection and mineral processing options.

The Company has initiated independent workshops in rural communities to aid in the creation of Community Development Plans. In addition, Manhattan continues to support a variety of pilot projects for the agricultural community including end use studies for lemons and algoroba, the introduction of new cash crops and animal husbandry.

Manhattan is engaged in an important community relations program incorporating National media, local media, and personal contact through the successful format of workshops with residents of the District of Tambogrande. The President of Manhattan now publishes a weekly message to the People of Tambogrande, which is distributed by press and radio, and which communicates the Company's position, activities in the community, and its objectives. Workshops are held weekly, and will be increasing in frequency to ensure a maximum amount of direct personal communication and information distribution throughout the communities. Manhattan is also gaining additional National support for the project with successful National media work, and this will be ongoing.

Final reports from prosecutor Roberto Quiroga Cornejo and Judge Victor La Madrid Amaya were submitted to the First Superior Criminal Court of the Superior Court in and for Piura. The prosecution stage will now begin, and the liability of those involved in the events that occurred on February 27, 28 of last year, as well as the criminal sanction to be applied to each of the persons accused, will be determined.

The TG-1 Ore Deposit contains 8 million tonnes averaging 3.5 grams gold and 67 grams silver per tonne and 56 million tonnes of indicated and inferred resource averaging 1.6% copper and 1.1% zinc, mineable by open pit methods. Manhattan continues to work intensively to advance this important project for Peru in a socially and economically responsible manner.

For further information please contact:

Lawrence M. Glaser
President

Sally L. Eyre
Manager Corporate Communications

Tel: (604) 669-3397 Fax: (604) 669 3357
www.manhattan-min.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

MANHATTAN MINERALS CORP.
(Registrant)

Date: March 8, 2002

By: (for)
Peter F. Tegart
Chairman, Director